

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

May 22, 2014

Via e-mail
Mr. Frank C. Marchisello, Jr.
Executive Vice President and Chief Financial Officer
Tanger Factory Outlet Centers, Inc.
3200 Northline Avenue
Greensboro, North Carolina 27408

> RE: **Tanger Factory Outlet Centers, Inc.**
> **Tanger Properties Limited Partnership**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File Nos. 1-11986 and 333-3526-01**

Dear Mr. Marchisello:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 18

1.   We note your property operating data on pages 20-21. In future Exchange Act periodic reports, please expand your disclosure here to include occupancy data for the past five years. Also, please include average effective annual rent per square foot for each of the last five years.

Lease Expirations

Rental and Occupancy Rates, page 22

2.   We note your summary of expirations in this section. In addition to base rents of expiring rents, with respect to leases expiring in the next 12 months, please discuss any

known trends regarding the relationship between contractual rents on these expiring leases and market rents.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Current Development Activities, page 44

3.      Please confirm that, in future Exchange Act periodic reports, you will supplement your current disclosure in this section to include the current scope of development, which will also feature disclosure regarding development expenditures on a per square foot basis. Additionally, please discuss the amount of development that could be supported on the unimproved land in your portfolio.

Critical Accounting Estimates

Cost Capitalization, page 53

4.      In future filings, please expand your disclosure to clearly describe your capitalization policy as it relates to construction/development costs including interest, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase including a discussion of when the capitalization period ends.

5.      Related to the comment above, please tell us the amount of indirect soft costs, such as payroll and other G&A costs, capitalized during 2013. To the extent that these amounts are material to earnings provide disclosure in future filings.

Supplemental Earnings Measures

Funds from Operations, page 54

6.      Please explain to us and clarify in future filings what is meant by depreciation and amortization "uniquely significant" to real estate.

Same Center Net Operating Income, page 58

7.      We note that you have made further adjustments to property net operating income to arrive at "property net operating income – cash basis" and "total same center NOI – cash basis." Please expand your disclosure in future filings to explain the reasons why you believe these additional non-GAAP measures provide useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Note 3. Acquisition of Rental Property

2013 Acquisitions, page F-21

8.      We note that upon acquisition of the controlling interest in Deer Park, the fair value of the noncontrolling interest was $27.9 million.  Please clarify how you accounted for the noncontrolling interest upon acquisition and subsequently, citing relevant accounting literature.

9.      Please tell us how you determined to record a gain on consolidation of Deer Park in the amount of $26 million.  Refer to the appropriate accounting literature in your response.

10.     In addition, please provide more robust disclosure within the MD&A explaining how the gain on consolidation was derived as this amount had a significant impact on your earnings.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact William Demarest at (202) 551-3432 or me at (202) 551-3429 with any questions on the financial statements or related matters.  Please contact Jerard Gibson at (202) 551- 3473 or Stacie Gorman at (202) 551-3585 with any other questions.

                                        Sincerely,

                                        /s/ Kristi Marrone

                                        Kristi Marrone
                                        Staff Accountant